UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY, 2008.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  January 30, 2008                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman

                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------


             HALO SAMPLES UP TO 60 G/T GOLD, 6% NICKEL AND 2% COBALT
                  AT BRIDGET LAKE AREA, WEST RED LAKE PROJECT

TORONTO, ONTARIO, JANUARY 30, 2008 - LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (THE "COMPANY") (TSXV:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that its recent sampling program at West Red Lake returned high grade gold and base metal results.

A total of 554 samples were collected of which almost half returned anomalous gold values greater than 200 ppb. The principal zones of interest fall within a 3 km east-west trending deformation zone primarily hosted in felsic volcanics including target areas in the vicinity of Bridget Lake. Trenches and outcrops were sampled with the higher grade samples reported in the table below. There is evidence of both high grade gold (>5 g/t gold) in narrow veins as well as lower grade material (1 to 5 g/t gold) that defines broader zones.

-------------------------------------------------------------------------------
SAMPLE NUMBER         GOLD       SILVER      COPPER      NICKEL       COBALT
                     (g/t)        (g/t)       (ppm)       (ppm)        (ppm)
-------------------------------------------------------------------------------
Bridget Lake
 North Shore
-------------------------------------------------------------------------------
    9396               59.8        57.5        2,990        281            35
    9397                6.7        33.1        5,020        219            62
    56219              58.1         8.0        1,620         33             4
    56222              20.4         8.0          972        214            19
    56434              36.0       137.0       11,000         99            47
-------------------------------------------------------------------------------
  Bridget
North Zone
-------------------------------------------------------------------------------
    9388                4.4        43.3        6,450       1,590          426
    9389                2.1        41.7        8,110       1,600          332
    9391                3.6        48.0        1,070      62,300       23,400
    9392               18.3        32.6        3,880       8,030        1,530
    9395                2.8        61.2       12,400         861          449
    9421                1.8         0.8           54         175           18
    56276              <0.005      21.8        3,760         749          105
    56283              <0.005      19.4          358       1,950          529
    56400              <0.005       1.0            8       1,660          110
-------------------------------------------------------------------------------

"The association of high nickel and cobalt assays at the Bridget North Zone is highly intriguing given the association with sulphide-bearing strongly magnetic mafic rocks. The Pipestone Bay ultramafic complex outcrops just 500 m to the north and we will be investigating the relationship of the recent results to the regional geology. The gold and copper association at the north shore of Bridget Lake is also significant and both areas with be included in a follow up drill program in the coming months" says Lynda Bloom, President & CEO.

TECHNICAL BACKGROUND

BRIDGET LAKE NORTH SHORE
Trenches and outcrop in an area of 100m by 200m at the northeast shore of Bridget Lake returned high grade gold and copper grades. Samples were collected of stacked quartz-chalcopyrite-pyrite veins cross-cutting mafic volcanics and quartz porphyry dike. Veins occupy many orientations but the most common is N220(0) and dipping 60-70(0).

BRIDGET NORTH ZONE
Samples were collected from a series of trenches and outcrop over an area of 300m by 100m. The area falls within a strong deformation zone that is anomalous in gold (greater than 200 ppb) over an area of 700m by 300m. Samples are either high in gold, silver and copper or nickel, cobalt and copper. The exceptionally high nickel grade (6.2% nickel) and cobalt (2.3% cobalt) is from a narrow vein comprised of chlorite, quartz, sericite and mineralized with 30% fine-grained sulphides.

Mostly mafic volcanics, in contact with magnetite-bearing banded iron formation, are exposed in trenches to the west with minor quartz-carbonate veining and disseminated chalcopyrite-pyrrhotite-pyrite. Other rock types mapped include an aphanitic strongly magnetic rock, siliceous coarse grained rock and mafic magnetic rocks with pyrite and pyrrhotite disseminated in all rock types.

Rock samples were collected as grab samples or composite chips primarily from trenches that had likely not been sampled since the 1970s. Samples weighing 3 to 5 kg were submitted to the ALS-Chemex, Thunder Bay or SGS, Red Lake sample preparation facilities and analyses were performed as ALS-Chemex Vancouver or SGS Don Mills respectively. Both laboratories are international, accredited facilities. The entire sample was crushed and a 300 g split was pulverized. Base metals and a suite of up to 30 trace elements were determined by inductively coupled plasma spectrometry (ICP) after an aqua regia digestion and gold by standard fire assay with an ICP instrumental finish on a 30 g charge. Analysis for samples that reported outside the limits of the geochemical methods (i.e. 1% copper and zinc, 10 g/t silver, 1 g/t gold) were re-analyzed using assay methods. A quality control program consisting of blanks and analytical control standards has been implemented to monitor laboratory performance and no significant discrepancies are reported.

The above information has been prepared under the supervision of Lynda Bloom, President & CEO, P.Geo.who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

ON BEHALF OF THE BOARD
Lynda Bloom, President and CEO

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045
Fax: 416-368-9805
Toll Free: 1-866-841-0068
lbloom@halores.com

ABOUT HALO RESOURCES LTD.
Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
_______________________________________________________________________________

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.